Exhibit 99.68

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX Symbol: COA

[Logo of Coastal Contacts, Inc.]

COASTAL CONTACTS NAMES FORMER ZAPPOS.COM EXECUTIVE, AARON MAGNESS, VICE
PRESIDENT, MARKETING, USA

Vancouver, British Columbia — September 20, 2011 — Coastal Contacts Inc. (TSX: COA; NASDAQ OMX: COA), the worlds largest online retailer of eyeglasses and contact lenses, announced today that Aaron Magness has been named Vice President, Marketing, USA.

Mr. Magness brings more than ten years of senior marketing, brand and business development experience from Zappos.com and Williams-Sonoma, Inc.

“We are pleased to have Aaron join the Coastal team as we build out our leadership group and infrastructure with the goal of becoming the World’s Optical Store,” stated Roger Hardy, Coastal’s Founder and CEO. “His experience with Zappos.com is a great fit with the Coastal’s rapidly growing eyeglasses business, as we continue to revolutionize the vision care category with our combination of value, quality and speed.”

Most recently Mr. Magness held the position of Senior Director of Brand Marketing and Business Development at Zappos.com, the largest online retailer of footwear in the United States. Zappos.com is now a wholly owned subsidiary of Amazon.com.

About Coastal Contacts Inc.

Coastal Contacts Inc. has quickly become the world’s leading online retailer of vision care products, attributable to a combination of fast delivery, a customer-centric approach and great selection at the lowest possible prices. Founded in 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal Contacts services customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

For Further Information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastalcontacts.com

or

Budd Zuckerman

Genesis Select Corp

303.415.0200

bzuckerman@genesisselect.com

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may,” “would,” “could,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect,” “goal,” “target,” “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated January 28, 2011 for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.